COMMENTS RECEIVED ON AUGUST 16, 2017

FROM KENNETH ELLINGTON

FIDELITY SALEM STREET TRUST (File Nos. 811-02105 and 002-41839)

FIDELITY SUMMER STREET TRUST (File Nos. 811-02737 and 002-58542)

FIDELITY UNION STREET TRUST (File Nos. 811-02460 and 002-50318)

FIDELITY UNION STREET TRUST II (File Nos. 811-06452 and 033-43757)

Fidelity Conservative Income Bond Fund, Fidelity Inflation-Protected Bond Index Fund, Fidelity Large Cap Growth Index Fund, Fidelity Large Cap Value Index Fund, Fidelity Mid Cap Index Fund, Fidelity Real Estate Index Fund, Fidelity Small Cap Index Fund, Fidelity U.S. Bond Index Fund (Form N-CSR Filing)

“$10,000 Over Life of Fund”

C:

Please use the Institutional Class’s minimum investment amount in the graph.

R:

Certain institutional investors may be subject to an initial minimum investment greater than $10,000. However in accordance with a fund’s Prospectus, this initial minimum may be lower or waived in certain circumstances or be applied to an aggregate balance across multiple funds (e.g., Plan Sponsors). We believe a line graph computation based on $10,000 provides more meaningful information to the individual participants and to other users of the financial statements.

Fidelity Short-Term Bond Fund (Form N-CSR Filing)

“Schedule of Investments”

C:

The Staff noted that the investments listed in the Cash Equivalents category appear to be repurchase agreements but are not identified as such in the heading. Please consider updating the heading in future reports.

R:

Fidelity will identify these as repurchase agreements in future reports.

All funds (Form N-CSR Filing)

“Statement of Assets and Liabilities”

C:

Please confirm if any funds have open payables to Trustees. If so, please disclose separately.

R:

Certain funds did have open payables to Trustees. These amounts are disclosed in the Other Affiliated Payables balance on the Statement of Assets and Liabilities.

Fidelity Series High Income Fund (Form N-CSR Filing)

“Notes to Financial Statements”

“(a) Represents the expected directional change in the fair value of the Level 3 investments that would result from an increase in the corresponding input. A decrease to the unobservable input would have the opposite effect. Significant changes in these inputs could result in significantly higher or lower fair value measurements.”

C:

Please consider enhancing this disclosure going forward.

R:

Fidelity will consider enhancing this disclosure.

Fidelity Advisor Series Short-Term Credit Fund, Fidelity Corporate Bond Fund, Fidelity Large Cap Growth Index Fund, Fidelity Maryland Municipal Income Fund, Fidelity SAI U.S. Quality Index Fund, Fidelity Series Short-Term Credit Fund (Form N-CSR Filing)

C:

The Staff noted recent filings indicate the funds have significant investment in a single sector, but the recent prospectus does not include sector risk disclosure. If the funds consistently focus in a single sector (e.g. period of more than 3 years), please explain why strategy and risk disclosure are not disclosed in the prospectus.

R:

Sector specific disclosure is not included in the “Principal Investment Strategies” section of the funds’ prospectuses because the funds do not have a principal investment strategy associated with investments in a particular sector. If we were to determine a fund is consistently focused in a single sector we would consider whether adding related risk disclosure in the prospectus would be appropriate.